

July 16, 2012

Theodore M. Wright
Chief Executive Officer and President
Conn's, Inc.
3295 College Street
Beaumont, Texas 77701

> **Re: Conn's, Inc.**
> **Conn Appliances, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 3, 2012**
> **File No. 333-180789**

Dear Mr. Wright:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated May 15, 2012 and the related revisions in your filing that "[a]ny convertible debt securities that may be offered shall be issued solely by Conn's…"   We further note your disclosure throughout your filing, such as in footnote 4 to the fee table, that the "subsidiaries of Conn's, Inc. that are named as co-registrants, or any of them, may fully and unconditionally guaranty any series of debt securities of Conn's, Inc..." It does not appear that your subsidiary guarantors for the convertible debt issued by Conn's Inc. are eligible to conduct this offering on Form S-3. Please see Instruction I.C.4 of Form S-3. Please revise your filing accordingly.

2. We note your response to comment 3 in our letter dated May 15, 2012. Please note that at the time of effectiveness your registration statement must comply with the financial statement requirements for subsidiary co-issuers and subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please revise your filing accordingly.

3. We note your response to comment 4 in our letter dated May 15, 2012 and the related revisions in your filing. While your revised disclosure describes the mechanics of exercising your legal or covenant defeasance option, it does not appear to describe all applicable release provisions. In this regard, we note Sections 9.02 of Exhibits 4.2 and 4.3 Please revise to describe all applicable release provisions. In your revised disclosure, please clarify whether Sections 9.02 of Exhibits 4.1 and 4.2 applies to any guarantee you may provide on debt securities issued by Conn Appliances.

4. We note your response to comment 4 in our letter dated May 15, 2012 and the related revisions in your filing. Based on your response to comment 3 in our letter dated May 15, 2012, it appears you intend to rely on an exception to Rule 3-10 of Regulation S-X. Consequently, please provide us with your analysis as to the impact of any release provisions on the full and unconditional nature of the guarantees.

Selling Stockholders, page 8

5. We note your response to comment 7 in our letter dated May 15, 2012. Please clarify whether or not you have selling stockholder information required by Item 507 of Regulation S-K. To the extent it is available, please provide Item 507 disclosure.

6. We note your response to comment 7 in our letter dated May 15, 2012 and the related revisions in your filing. Please enhance your disclosure of the private transactions in which the selling security holders received their shares by clarifying whether any of the selling security holders are affiliates.

Exhibit 5.1

7. We note your response to comment 15 in our letter dated May 15, 2012. We further note the last sentence of the opinion of McGlinchey Stafford PLLC which states "we are of the opinion that this is an opinion covered by Rule 436(f) of the Act." To the extent primary counsel intends to rely on the guidance provided by Section II.B.1.e of Staff Legal Bulletin No. 19 and consistent with your revisions to the Legal Matters section of your filing, please have McGlinchey Stafford PLLC revise its opinion to provide a consent consistent with Rule 436(a). Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

Please contact Angie Kim at (202) 551-3535, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dieter King for

Mara Ransom
Assistant Director

cc: D. Forrest Brumbaugh
       Fulbright & Jaworski LLP